RECEIVED FEB 2 9 2012 SEC MAIL PROCESSING SECTION WASHINGTON DC 310

12014415

ES
E COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great American Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 East Fourth Street, 12th Floor
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Purdon (513) 412-1530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Athena Purdon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great American Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sherri L. Barnes
Notary Public, State of Ohio
My Commission Expires 08-09-2015

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Great American Advisors, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

Ernst & Young LLP

ERNST & YOUNG

GREAT AMERICAN ADVISORS, INC.
Financial Statements and Supplemental Information
Year Ended December 31, 2011

Contents

Ernst & Young

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Great American Advisors, Inc.

We have audited the accompanying statement of financial condition of Great American Advisors, Inc. (the Company) as of December 31, 2011, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Advisors, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 25, 2012
Cincinnati, Ohio

GREAT AMERICAN ADVISORS, INC.
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 354,967
Short term investments	500,375
Investments held under deferred compensation plan, at fair value (cost $1,777,760)	1,806,364
Deferred federal income tax asset, net	669,170
Prepaid expenses and other assets	159,122
Federal income tax receivable from affiliate	52,459
Total assets	$ 3,542,457
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	$ 45,102
Accrued expenses and other liabilities	107,522
Deferred compensation	1,806,364
Total liabilities	1,958,988
Stockholder's Equity:	
Common stock, $10 par value	1,000
- 750 shares authorized	
- 100 shares issued and outstanding	
Additional paid-in capital	1,680,285
Retained deficit	(116,408)
Accumulated other comprehensive income	18,592
Total stockholder's equity	1,583,469
Total liabilities and stockholder's equity	$ 3,542,457

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Operations
Year Ended December 31, 2011

REVENUES	
Commission and fee income	$ 5,035,670
Interest and dividend income	50,579
Realized gains on investment securities	68,125
Total revenues	5,154,374
EXPENSES	
Commission and related expenses	4,804,276
Salary and benefits expense	323,477
Information technology expenses	114,023
Legal expenses	201,769
Other expenses	344,997
Total expenses	5,788,542
Loss before income tax benefit	(634,168)
Income tax benefit (expense):	
Current	275,241
Deferred	(55,878)
Total income tax benefit	219,363
Net loss	$ (414,805)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

COMMON STOCK	
Balance at beginning and end of year	$ 1,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning and end of year	$ 1,680,285
RETAINED EARNINGS (DEFICIT)	
Balance at beginning of year	$ 298,397
Net loss	(414,805)
Balance at end of year	$ (116,408)
ACCUMULATED OTHER COMPREHENSIVE INCOME	
Balance at beginning of year	$ 120,684
Change in unrealized losses during year, net	(102,092)
Balance at end of year	$ 18,592
TOTAL STOCKHOLDER'S EQUITY, AT END OF YEAR	$ 1,583,469
COMPREHENSIVE LOSS	
Net loss	$ (414,805)
Change in unrealized losses during year, net	(102,092)
Comprehensive loss	$ (516,897)

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
ASSETS	
Net loss	$ (414,805)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized gains on investment securities	(68,125)
Deferred compensation	(39,719)
Deferred income tax benefit	55,878
Changes in operating assets and liabilities:	
Receivables from broker - dealers and clearing organization	5,020
Receivables from registered representatives	11,522
Receivables from affiliates, including income taxes, net	8,783
Prepaid expenses and other assets	(71,862)
Commissions payable	(6,247)
Accrued expenses and other liabilities	(38,055)
Deferred compensation distributions	(105,981)
Net cash used in operating activities	(663,591)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of investments, available for sale	175,230
Purchases of investments, available for sale	(118,469)
Net cash provided by investing activities	56,761
NET DECREASE IN CASH AND SHORT TERM INVESTMENTS	(606,830)
Cash and short term investments at beginning of year	1,462,172
Cash and short term investments at end of year	$ 855,342

The accompanying notes are an integral part of the financial statements.

A. Description of Company

Great American Advisors, Inc. (the "Company"), an Ohio corporation, was formed on December 10, 1993, as a wholly-owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), which is wholly owned by American Financial Group, Inc. ("AFG").

The Company was initially capitalized in March 1994, and was admitted to the Financial Industry Regulatory Authority ("FINRA") in July 1994, and the Securities Investor Protection Corporation ("SIPC") in September 1995. The Company became an introducing broker/dealer registered with the U.S. Securities Exchange Commission ("SEC") in December 1995 and cleared customer transactions on a fully disclosed basis through Pershing LLC until August 3, 2010, when the Company exited the retail business. Pershing LLC is a member of BNY Securities Group and a subsidiary of The Bank of New York.

On May 14, 2010, GAFRI announced a definitive agreement with Lincoln Investment Planning, Inc. ("Lincoln"), an independently owned and operated broker/dealer located in Wyncote, Pennsylvania. As part of this agreement, the Company exited the retail broker/dealer business. The action reflected GAFRI's ongoing strategy to focus on its core insurance and annuity operations. As a result of this agreement the Company entered into a transition period during 2010 wherein it exited the retail brokerage business.

The Company filed for and received approval to operate as a Registered Investment Advisor in the state of Ohio in January of 2000. Under this authority the Company provided investment advisory services to both retail and institutional clients. On April 1, 2008 the Company's registration became effective under the authority of the SEC.

The Company remains dually registered with the SEC as both a broker/dealer and Registered Investment Advisor, acting in the capacity of underwriter for registered variable annuity contracts issued by GAFRI's wholly-owned insurance subsidiary, Annuity Investors Life Insurance Company ("AILIC"), and an Advisor to institutional clients, such as employers that offer defined contribution retirement plans to their employees.

B. Significant Accounting Policies

Short-term investments all have original maturities of three months or less when purchased and are considered to be cash equivalents for purposes of the statement of cash flows.

The Company is included in the consolidated federal income tax return filed by AFG. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AFG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

B. Significant Accounting Policies - Continued

The Company sponsored a deferred compensation plan for certain past registered representatives. The Company purchased mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a custodial account for the participants and are recorded in the Company's Statement of Financial Condition at fair value, with changes in value being recorded as unrealized gains or losses in Other Comprehensive Income. These securities are the property of the Company; however, the investment risk related to these securities is borne by the participants. The cost basis of the investments at December 31, 2011 was $1,777,760, which resulted in net unrealized gains of $28,604 (there were no securities with an unrealized loss at December 31, 2011). Changes in the Company's liability, which are stated as contributions to date, plus accumulated realized and unrealized investment gains or losses, are recognized by the Company in commission and related expenses in the Company's Statement of Operations.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

C. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which includes minimum net capital requirements, limits on aggregate indebtedness, and limits the amount of debt a broker/dealer may have as a percentage of its total capital.

Currently, the minimum net capital required is 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. A broker/dealer must not allow its aggregate indebtedness to exceed 1,500% of its net capital. At December 31, 2011, the Company had defined net capital of $457,638, which was $327,039 in excess of its required minimum net capital of $130,599. The Company's ratio of aggregate indebtedness to net capital was 428%.

D. Transactions with Affiliates and Other Related Parties

The Company serves as the sole underwriter for variable annuity contracts sold by AILIC. Included in commission income is $4,639,631 of commissions received from AILIC for sales of variable annuities, 100% of which were paid to other broker/dealers as commissions.

The Company is charged monthly for costs provided by GAFRI and AFG including personnel costs for development of software, maintenance of equipment, voice recording technology, rent and other related support services. These charges amounted to $143,375 for 2011.

GAFRI has committed to continue to fund normal business operations of the Company to the extent necessary for the Company to continue as a going concern and to remain in compliance with regulatory capital requirements.

E. Income Taxes

AFG, the parent company of GAFRI, files consolidated income tax returns that include the Company. Pursuant to an inter-company tax allocation agreement, the Company's tax expense or benefit is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are to be made quarterly during the year. Following year-end, additional settlements will be made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for net losses to the extent the losses provide a benefit in the consolidated tax return.

For its calculation of income taxes, the Company uses the statutory rate of 35%. The primary differences between the statutory rate and the Company's effective rate of 34.59% relate to non-deductible expenses for tax purposes and true-ups of prior year accruals. The current tax receivable of $52,459 is due from AFG as of December 31, 2011. The tax refund received from AFG amounted to $ 284,022 in 2011.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are reflected without reduction for a valuation allowance. The deferred tax assets of $669,170 at December 31, 2011 relate principally to deferred compensation, net of deferred tax liabilities for unrealized gains on invested assets.

F. Employee Benefit Plans

The Company participates with affiliates in a defined contribution 401(k) plan that covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2011 were $19,054.

G. Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

H. Fair Value Measurements

The Company follows Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. FASB ASC Topic 820 defines fair value as the price paid that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The standard enhances disclosure about fair value measurement and establishes a hierarchy of valuation techniques based on whether the assumptions that market participants would use in pricing the asset or liability ("inputs") are observable or unobservable.

H. Fair Value Measurements - Continued

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect a reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The framework established in FASB ASC Topic 820 for measuring fair value is based on inputs used in estimating fair value. The three levels of the hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and valuations based on other significant inputs that are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. The unobservable inputs may include a reporting entities own assumptions about the assumptions market participants would use based on the best information available in the circumstances.

The Company's financial instruments consist exclusively of institutional mutual funds for which quoted market prices in active markets are not available. However, the prices for these institutional funds are similar to the prices for the equivalent retail funds. Accordingly, these investments are classified as Level 2.

I. Recent Accounting Standard

In June 2011, the FASB issued Accounting Standards Update 2011-05, which eliminates the option to report other comprehensive income in the statement of changes in stockholder's equity. Instead, the guidance requires that all other comprehensive income (non-owner changes in stockholder's equity) be presented either in a single continuous statement of comprehensive income, which would contain net income and other comprehensive income sections and replace the statement of operations, or in a separate statement of other comprehensive income immediately following the statement of operations. The guidance is effective January 1, 2012, with retrospective application required. The guidance relates solely to the presentation of other comprehensive income and therefore does not change the measurement of net income, other comprehensive income. Accordingly, the adoption of this guidance will have no impact on Great American Advisor's results of operations or financial position.

Supplemental Information

GREAT AMERICAN ADVISORS, INC.
PURSUANT TO RULE 13C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2011

NET CAPITAL	
Total stockholder's equity	$ 1,583,469
Less non-allowable assets:	
Receivables from affiliates, including income taxes	(52,459)
Deferred federal income tax asset	(669,170)
Prepaid expenses and other assets	(159,122)
Haircuts on securities held	(245,080)
Net capital	$ 457,638
AGGREGATE INDEBTEDNESS	
Commissions payable, accrued expenses and other liabilities	$ 1,958,988
Total liabilities	1,958,988
Total aggregate indebtedness	$ 1,958,988
REQUIRED NET CAPITAL	
Required net capital (6 2/3% of aggregate indebtedness or $5,000; whichever is greater)	$ 130,599
EXCESS NET CAPITAL	
Net capital	$ 457,638
Required net capital	130,599
Excess net capital	$ 327,039
RATIO OF AGGREGATE INDEBTEDNESS TO CAPITAL	
Aggregate indebtedness	$ 1,958,988
Net capital	$ 457,638
Ratio	428%
Net capital per initial filing on January 25, 2012	$ 476,727
Recorded adjustment	(19,089)
Net capital per amended filing on February 23, 2012	$ 457,638

The accompanying notes are an integral part of the financial statements.

GREAT AMERICAN ADVISORS, INC.
SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
December 31, 2011

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. Therefore, the following reports are not presented:

A) Computation or Determination of Reserve Requirement under Rule 15c3-3
B) Information relating to the Possession or Control Requirements under Rule 15c3-3

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Great American Advisors, Inc.

In planning and performing our audit of the financial statements of Great American Advisors, Inc. ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2012
Cincinnati, Ohio

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.